               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)

                      ELSINORE CORPORATION
- -------------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, no par value
- -------------------------------------------------------------------
                 (Title of Class of Securities)

                           290308 10 5
- -------------------------------------------------------------------
                         (CUSIP Number)

                       John P. Walsh, Esq.
                101 South Hanley Road, Suite 1600
                    St. Louis, Missouri 63105
                         (314) 862-1200
- -------------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          April 7, 1995
- -------------------------------------------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box: / /.

Check the following box if a fee is being paid with the statement:
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   Exhibit Index is on Page 13

CUSIP NO. 290308 10 5           13D                          Page 2

- -------------------------------------------------------------------
1)   Name of Reporting Person:     Peter Cundill & Associates
                                   (Bermuda) Ltd.
     I.R.S. Identification No.:    N/A

- -------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/

- -------------------------------------------------------------------
3)   SEC Use Only

- -------------------------------------------------------------------
4)   Source of Funds:   00

- -------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- -------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Bermuda

- -------------------------------------------------------------------
Number of           (7)  Sole Voting Power:   0
Shares Bene-        -----------------------------------------------
ficially            (8)  Shared Voting Power:  803,900
Owned by            -----------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  803,900
ing Person          -----------------------------------------------
With                (10) Shared Dispositive Power:  0

- -------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     803,900

- -------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- -------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  5.1%

- -------------------------------------------------------------------
14)  Type of Reporting Person:   CO, IA (Canadian)

- -------------------------------------------------------------------

CUSIP NO. 290308 10 5           13D                          Page 3

- -------------------------------------------------------------------
1)   Name of Reporting Person:     Cundill Value Fund Ltd.

     I.R.S. Identification No.:    N/A

- -------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/

- -------------------------------------------------------------------
3)   SEC Use Only

- -------------------------------------------------------------------
4)   Source of Funds:   00

- -------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- -------------------------------------------------------------------
6)   Citizenship or Place of Organization:  British Columbia,
     Canada

- -------------------------------------------------------------------
Number of           (7)  Sole Voting Power:   0
Shares Bene-        -----------------------------------------------
ficially            (8)  Shared Voting Power:  803,900
Owned by            -----------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          -----------------------------------------------
With                (10) Shared Dispositive Power:  0

- -------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     803,900

- -------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- -------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  5.1%

- -------------------------------------------------------------------
14)  Type of Reporting Person:   00

- -------------------------------------------------------------------

CUSIP NO. 290308 10 5           13D                          Page 4

- -------------------------------------------------------------------
1)   Name of Reporting Person:     Peter Cundill Holdings
                                   (Bermuda) Ltd.
     I.R.S. Identification No.:    N/A

- -------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/

- -------------------------------------------------------------------
3)   SEC Use Only

- -------------------------------------------------------------------
4)   Source of Funds:  00

- -------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- -------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Bermuda

- -------------------------------------------------------------------
Number of           (7)  Sole Voting Power:  0
Shares Bene-        -----------------------------------------------
ficially            (8)  Shared Voting Power:  803,900
Owned by            -----------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          -----------------------------------------------
With                (10) Shared Dispositive Power:  803,900

- -------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     803,900

- -------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- -------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  5.1%

- -------------------------------------------------------------------
14)  Type of Reporting Person:  HC

- -------------------------------------------------------------------

CUSIP NO. 290308 10 5           13D                          Page 5

- -------------------------------------------------------------------
1)   Name of Reporting Person:     F. Peter Cundill

     I.R.S. Identification No.:    N/A

- -------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/

- -------------------------------------------------------------------
3)   SEC Use Only

- -------------------------------------------------------------------
4)   Source of Funds:   00

- -------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- -------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Canada

- -------------------------------------------------------------------
Number of           (7)  Sole Voting Power:  0
Shares Bene-        -----------------------------------------------
ficially            (8)  Shared Voting Power:  803,900
Owned by            -----------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          -----------------------------------------------
With                (10) Shared Dispositive Power:  803,900

- -------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     803,900

- -------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- -------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  5.1%

- -------------------------------------------------------------------
14)  Type of Reporting Person:   IN

- -------------------------------------------------------------------

          This Amendment No. 5 to Statement on Schedule 13D heretofore filed on December 13, 1990, as amended by Amendment No. 1 filed on January 7, 1993, Amendment No. 2 filed on May 19, 1993, Amendment No. 3 filed on June 17, 1993, and Amendment No. 4 filed on February 24, 1995, is being filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Cundill Value Fund Ltd., an open-end mutual fund organized under the laws of Canada ("Value Fund"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Value Fund, Holdings and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons"), to restate the Schedule 13D in its entirety and to reflect amendments to Items 3 and 5. In accordance with Item 101(a)(2)(ii) of Regula-tion S-T promulgated by the Securities and Exchange Commission, this Amendment No. 5 restates and amends the entire text of the
Schedule 13D and Amendment Nos. 1 through 4 (other than Exhibits 1 through 5 which were previously filed in paper, each of which is incorporated herein by reference to the Schedule 13D and, pursuant to Items 101(a)(2)(ii) and 102(a) of Regulation S-T, are not required to be restated electronically). THE CHANGES REFLECTED IN
ITEM 5 ARE DUE SOLELY TO AN INCREASE IN THE OUTSTANDING SHARES AS EVIDENCED BY THE MOST RECENT PROXY STATEMENT OF THE COMPANY.

Item 1.   Security and Issuer.
- ------    -------------------

          This Statement relates to the shares of common stock, no par value ("Shares"), of Elsinore Corporation, a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 202 East Freemont Street, Las Vegas, Nevada 89101.

Item 2.   Identity and Background.
- ------    -----------------------

          This Statement is filed by Peter Cundill & Associates (Bermuda), Ltd., a Bermuda corporation ("PCB"), Cundill Value Fund, Ltd., an open-end mutual fund organized under the laws of Canada ("Value Fund"), Peter Cundill Holdings (Bermuda), Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Value Fund, Holdings and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons"). Further information regarding the identity and background of the Reporting Persons is as follows:

     A.   PCB
          ---

     (1) PCB is an investment advisor organized under the laws of Bermuda. Its address is:

                         15 Alton Hill
                         Southampton SN 01
                         Bermuda

     The officers of PCB are:

          Name                          Office
          ----                          ------

          F. Peter Cundill              President
          John R. Talbot                Vice President
                                          and Secretary
          Maureen Crocker               Vice President

     (2) The business or residence address, citizenship, and present principal occupation of PCB's officers and directors are as follows:

          Name:                         F. Peter Cundill
                                        ----------------
          Position:                     President and Director
          Business Address:             Grosvenor House, Apt. 104
                                        Park Lane
                                        London, England
          Citizenship:                  Canadian
          Principal Occupation:         Investment Advisor

          Name:                         John R. Talbot
                                        --------------
          Position:                     Vice President, Secretary
                                          and Director
          Business Address:             The Corner House
                                        Church & Parliament Streets
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Director & Manager, Roche
                                        International Ltd.

          Name:                         Maureen Crocker
                                        ---------------
          Position:                     Vice President
          Business Address:             1200 Sunlife Plaza
                                        1100 Melville Street
                                        Vancouver, B.C.  V6E 4A6
          Citizenship:                  Canadian
          Principal occupation:         Executive Assistant to
                                        F. Peter Cundill

          Name:                         Nicolas Trollepe
                                        ----------------
          Position:                     Director
          Business Address:             Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Partner in the law firm
                                        of Conyers, Dill & Pearman


                                                             Page 8

          Name:                         Stephen W. Kempe
                                        ----------------
          Position:                     Director
          Business Address:             65 Front Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Executive Vice President,
                                        Bank of N.T. Butterfield &
                                        Son Ltd.

          Name:                         Graham Collis
                                        -------------
          Position:                     Director
          Business Address:             Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Partner in the law firm
                                        of Conyers, Dill & Pearman

     (3) Holdings is a controlling person of PCB. Information as required by this Item 2 is furnished in Part C of this Item 2.

     B.   Value Fund.
          ----------

          (1) Value Fund is an open-end mutual fund organized under the laws of Canada. Its address is:

                         1200 Sun Life Plaza
                         1100 Melville Street
                         Vancouver, B.C. V6E 4A6

          The officers of Value Fund are:

          Name                          Office
          ----                          ------
          Michael A. Meighan            Chairman
          Mark C. Stevens               President and CEO
          Margaret A. Vrabel            Secretary and
                                          Treasurer

          (2) The business or residence address, citizenship and present principal occupation of Value Fund's officers and directors
(except F. Peter Cundill, which information is furnished in Part A of this Item 2) are as follows:

     Name:                         Grant W. MacLaren
                                   -----------------
     Position:                     Director
     Business Address:             1040 West Georgia, Suite 940
                                   Vancouver, B.C.  V6E 4H1
     Citizenship:                  Canadian
     Principal Occupation:         Chairman of MacLuan
                                   Capital Corporation



                                                             Page 9

     Name:                         John R. McLernon
                                   ----------------
     Position:                     Director
     Business Address:             200 Granville Street, Suite 1600
                                   Vancouver, B.C.  V6C 2R6
     Citizenship:                  Canadian
     Principal Occupation:         Chairman of Colliers, Macaulay,
                                   Nicolls Inc., a real estate
                                   company

     Name:                         Gowan T. Guest
                                   --------------
     Position:                     Director
     Business Address:             Guest Holdings
                                   1205 Sun Life Plaza
                                   1100 Melville Street
                                   Vancouver, B.C. V6E 4A6
     Citizenship:                  Canadian
     Principal Occupation:         President of Guest Holdings
                                   Limited

     Name:                         Mark C. Stevens
                                   ---------------
     Position:                     President and CEO
     Business Address:             1200 Sun Life Plaza
                                   1100 Melville Street
                                   Vancouver, B.C.  V6E 4A6
     Citizenship:                  Canadian
     Principal Occupation:         President and CEO of Peter
                                   Cundill & Associates Ltd.

     Name:                         Margaret A. Vrabel
                                   ------------------
     Position:                     Secretary and Treasurer
     Business Address:             1200 Sun Life Plaza
                                   1100 Melville Street
                                   Vancouver, B.C. V6E 4A6
     Citizenship:                  Canadian
     Principal Occupation:         V.P. Finance of Peter Cundill
                                   & Associates Ltd.

     Name:                         Michael A. Meighan, Q.C.
                                   ------------------------
     Position:                     Chairman
     Business Address:             110 Yonge Street, Suite 1601
                                   Toronto, Ont.  M5C 1T4
     Citizenship:                  Canadian
     Principal Occupation:         Counsel to the law firm
                                   Meighan Demers



                                                            Page 10

     Name:                         Bryan J. Reynolds
     Position:                     Director
     Business Address:             1200 Sun Life Plaza
                                   1100 Melville Street
                                   Vancouver, B.C. V6E 4A6
     Citizenship:                  Canadian
     Principal Occupation:         President of Advent Capital
                                   Inc.

     Name:                         Peter W. Webster
                                   ----------------
     Position:                     Director
     Business Address:             4685 Bellevue Drive
                                   Vancouver, B.C.  V6R 1E7
     Citizenship:                  Canadian
     Principal Occupation:         President of Petwyn
                                   Investments Limited

     Name:                         Risa E. Levine
                                   --------------
     Position:                     Director
     Business Address:             P.O. Box 49123
                                   Bentall III
                                   595 Burrard Street
                                   Vancouver, B.C.  V7X 1J2
     Citizenship:                  Canadian
     Principal Occupation:         Partner of Thorsteinssons

     C.   Holdings.
          --------

     (1)  Holdings is a Bermuda corporation.  Its address is:

                         15 Alton Hill
                         Southampton SN 01
                         Bermuda

     The officers of Holdings are:

          Name                          Office
          ----                          ------
          F. Peter Cundill              President
          John R. Talbot                Vice President and
                                          Secretary

     (2)  The names of the officers and directors are as follows
(the business or residence address, citizenship and present principal occupation of each individual as required by this Item 2 are provided in part A of this Item 2):

          Name:               F. Peter Cundill
                              ----------------
          Office:             President and Director



                                                            Page 11

          Name:               John R. Talbot
                              --------------
          Office:             Vice President, Secretary
                                and Director

          Name:               Stephen W. Kempe
                              ----------------
          Office:             Director

          Name:               Graham Collis
                              -------------
          Office:             Director

          Name:               Nicolas Trollepe
                              ----------------
          Office:             Director

     (3) Cundill is a controlling person of Holdings. Information as required by this Item 2 is furnished in Part A of this Item 2.

     D.   Cundill.
          -------

          The business or residence address, citizenship, and present principal occupation of Cundill and other information as required by this Item 2 are furnished in Part A of this Item 2.

     E.   Proceedings.
          -----------

          During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
- ------    -------------------------------------------------

          The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

          (1) Acting on behalf of Value Fund, a Canadian open-end mutual fund, PCB holds a total of 803,900 Shares after all purchases and sales previously reported. To the best knowledge of the Reporting Person, the funds used in such purchases were from Value Fund's existing available investment capital, and none of the consideration for such Shares was represented by borrowed funds.

     Individually PCB does not beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to Value Fund, PCB could be deemed a beneficial owner of all Shares purchased in the transaction described in subitem (1) above.

          All dollar amounts are in United States dollars.

Item 4.   Purpose of Transactions.
- ------    -----------------------

          The Shares were acquired for the purpose of making a profit. The Reporting Persons expect to monitor the Company's performance by, among other things, having discussions from time to time with management, employees and/or directors of the Company, other shareholders, market and business analysts, and others. Depending on various factors which they deem relevant, the Reporting Persons may hold the Shares, buy more Shares or sell some or all of the Shares from time to time.

Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

          The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be            Nature of            Percentage
Beneficially Owned By:         Ownership             of Class
- ---------------------          ---------            ----------

    (A)  PCB:

                        Shared Voting and Sole
       803,900          Dispositive Power <F1>         5.14%

    (B)  Value Fund:
         ----------

       803,900          Shared Voting Power <F1>       5.14%

    (C)  Holdings:
         --------

                        Shared Voting and Shared
       803,900          Dispositive Power  <F2>        5.14%

    (D)  Cundill:
         -------

                        Shared Voting and Shared
       803,900          Dispositive Power  <F3>        5.14%

- -------------------

<F1> Such Shares are owned by Value Fund, an open-end mutual fund organized under the laws of Canada, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and shared voting power with the Board of Directors of



                                                            Page 13

     Value Fund under an agreement dated April 1, 1987. The economic interest in such Shares is held by Value Fund.

<F2> Holdings, because it owns a controlling portion of the
     outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F3> Cundill, because he owns a controlling portion of the
     outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

Item 6.   Contracts, Arrangements, Understandings or Relation-
- ------    ---------------------------------------------------
          ships With Respect to Securities of the Issuer.
          ----------------------------------------------

          PCB and Value Fund are parties to an agreement, a copy of which is incorporated herein by reference, pursuant to which PCB is granted the exclusive right to supervise the assets and securities portfolio of Value Fund.

Item 7.   Materials Filed as Exhibits.
- ------    ---------------------------

          Exhibit 1 - Agreement dated April 1, 1987 between PCB and Value Fund filed with the Statement on Schedule 13D filed December 13, 1990

          Exhibit 2 - Special Power of Attorney from
PCB filed with the Statement on Schedule 13D filed
December 13, 1990

          Exhibit 3 - Special Power of Attorney from
Value Fund filed with the Statement on Schedule 13D filed December 13, 1990

          Exhibit 4 - Special Power of Attorney from
Holdings filed with the Statement on Schedule 13D filed December 13, 1990

          Exhibit 5 - Special Power of Attorney from
Cundill filed with the Statement on Schedule 13D filed December 13, 1990

                           SIGNATURES
                           ----------

     The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 5 to Statement on Schedule 13D.

                             PETER CUNDILL & ASSOCIATES
                             (BERMUDA) LTD.



Date:  May 15, 1995          By: /s/ John P. Walsh
                                 ----------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             CUNDILL VALUE FUND LTD.



Date:  May 15, 1995          By: /s/ John P. Walsh
                                 ----------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             PETER CUNDILL HOLDINGS (BERMUDA) LTD.



Date:  May 15, 1995          By: /s/ John P. Walsh
                                 ----------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             F. PETER CUNDILL



Date:  May 15, 1995          By: /s/ John P. Walsh
                                 ----------------------------------
                                 John P. Walsh, Attorney-in-Fact